Exhibit 99.1

First Quarter 2009 Report

May 12, 2009

PROFILE

Northcore Technologies Inc. (“Northcore” or the “Company”) provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.  Our integrated offerings are designed for organizations in the financial services, manufacturing, oil and gas, and government sectors to:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•	Track the location of assets, ensuring improved asset utilization and redeployment of idle equipment;
•	Manage the inventory of materials more effectively, resulting in reduced purchasing costs, improved access to key supplies, and easier transfer of materials to where they are needed; and
•	Accelerate the sale of surplus assets while generating higher yields.

Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”).  Together, the companies work with leading organizations around the world to help them gain more value from and more control over their assets.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

Additional information about Northcore can be obtained at www.northcore.com.

LETTER TO SHAREHOLDERS

Dear Shareholders,

In the first quarter of 2009, the Company raised $1,320,000 of incremental funding through the exercise of the Series M warrants.  Investors have continued to evidence their faith in our Company’s potential as they better understand Northcore’s cost saving value proposition to customers in these challenging economic times.  We will use some of these funds to expand our sales force and focus our marketing activity.

First Quarter Financial Results

We reported revenues of $159,000 in the first quarter of 2009.  This represents a decrease of 10 percent from the $177,000 reported in the fourth quarter of 2008.  In the first quarter of 2008, we reported revenues of $157,000.

Our loss for the first quarter was $759,000 or $0.01 per share, basic and diluted.   This compares to a loss of $552,000 in the fourth quarter of 2008 and a loss of $692,000 in the first quarter of 2008.

As at March 31, 2009, Northcore held cash and cash equivalents of $1,176,000 and accounts receivable of approximately $174,000.

Operating Highlights

We completed the following customer and operating activities in the period:

•	Renewed a major application hosting contract with a key strategic partner with an expanded scope of services;
•	Deployed a new mobile inspection application for an industry leader in the material handling business;
•	Entered into a strategic partnership with Motorola following the success of the migration of Asset Tracker technology to an industrial use mobile platform;
•	Deployed enhancements to two major Asset Tracker implementations under client engagement; and
•	In addition to the conversion of $816,000 secured subordinated notes into equity, the Company raised $1,320,000 of new equity through the exercise of the associated warrants.

Outlook

Northcore’s first quarter results were challenged as prospective customers re-evaluated cost reducing alternatives.  Within the current economic cycle, there is a greater supply of surplus and distressed assets for disposition.  The recession has also encouraged more companies who are in the position to purchase assets, to consider buying used.  This increase of both supply and demand economics, combined with the heightened importance of stretching the value of current assets in restricted credit markets, are strengthening the demand for Northcore’s technology products and services.

LETTER TO SHAREHOLDERS

The recent migration of Asset Tracker technology to an industrial mobile platform, well suited for use in challenging physical environments, with connectivity to our Asset Seller product, was evaluated as a “resounding success” by the customer during its pilot test.  This project has resulted in a request for broader technology solutions from the customer, set a new standard of excellence for asset disposition and created a product suite that is attractive to other customers.  With the recent addition of a senior sales leader to our team, we have high expectations for enhanced sales and marketing activity at Northcore.

Yours truly,

Duncan Copeland, CEO
May 2009

CONSOLIDATED BALANCE SHEETS (in thousands of Canadian dollars) (Unaudited)
	March 31,	December 31,
	2009	2008

ASSETS

CURRENT
Cash	$1,176	$460
Accounts receivable	174	305
Deposits and prepaid expenses	32	28
	1,382	793
CAPITAL ASSETS	15	19
	$1,397	$812

LIABILITIES

CURRENT
Accounts payable	$512	$570
Accrued liabilities	370	378
Deferred revenue	19	30
Notes payable (Note 4)	254	382
Current portion of secured subordinated notes (Note 5)	1,128	1,125
	2,283	2,485
SECURED SUBORDINATED NOTES (Note 5)	624	730
	2,907	3,215

SHAREHOLDERS’ DEFICIENCY

Share capital (Note 6)	106,900	104,676
Contributed surplus (Note 7)	2,609	2,161
Warrants (Note 8)	249	510
Stock options (Note 9)	1,316	1,389
Other options	193	193
Conversion feature on secured subordinated notes (Note 5)	1,594	2,280
Deficit	(114,371)	(113,612)
	(1,510)	(2,403)
	$1,397	$812
Going concern (Note 2)

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (in thousands of Canadian dollars, except per share amounts) (Unaudited)
	Three Months Ended March 31,
	2009	2008
Revenues (Note 10)	$159	$157
Operating expenses:
General and administrative	440	443
Customer service and technology	174	178
Sales and marketing	17	62
Employee stock options	48	10
Depreciation	8	9
Total operating expenses	687	702
Loss from operations before the under-noted	(528)	(545)
Interest expense:
Cash interest expense	95	68
Accretion of secured subordinated notes	136	79
	231	147
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	$(759)	$(692)
LOSS PER SHARE, BASIC AND DILUTED	$(0.01)	$(0.01)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED (000’s)	119,852	108,508

CONSOLIDATED STATEMENTS OF DEFICIT (in thousands of Canadian dollars) (Unaudited)
	Three Months Ended March 31,
	2009	2008

DEFICIT, BEGINNING OF PERIOD	$(113,612)	$(111,257)
LOSS FOR THE PERIOD	(759)	(692)
DEFICIT, END OF PERIOD	$(114,371)	$(111,949)

See accompanying notes to unaudited interim consolidated financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of Canadian dollars) (Unaudited)
	Three Months Ended March 31,
	2009	2008

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Loss for the period	$(759)	$(692)
Items not affecting cash:
Employee stock options	48	10
Depreciation	8	9
Accretion of secured subordinated notes	136	79
	(567)	(594)
Changes in non-cash operating working capital (Note 13)	97	294
	(470)	(300)

INVESTING
Capital assets	(4)	-
	(4)	-

FINANCING
Repayment of notes payable (Note 4)	(137)	(124)
Warrants exercised (Note 8 (b))	1,320	-
Options exercised (Note 9 (a))	7	-
Issuance of secured subordinated notes	-	525
	1,190	401
NET CASH INFLOW DURING THE PERIOD	716	101
CASH, BEGINNING OF PERIOD	460	478
CASH, END OF PERIOD	$1,176	$579
SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Interest paid	$10	$124
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES -See Note 13

See accompanying notes to unaudited interim consolidated financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS  (Unaudited)
For the Three Month Periods Ended March 31, 2009 and 2008
(in Canadian dollars)

1.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The unaudited interim consolidated financial statements of Northcore Technologies Inc. (“Northcore” or the "Company") should be read in conjunction with the Company's most recent annual audited consolidated financial statements.  The accompanying unaudited interim consolidated financial statements include all subsidiaries and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘GAAP’’) for the purposes of interim financial information. Accordingly, they do not include all information and notes as required by Canadian GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the Company’s audited consolidated financial statements prepared in accordance with Canadian GAAP for the three years ended December 31, 2008, except as described below.

Adoption of New Accounting Policies

Goodwill and Intangible Assets
Effective January 1, 2009, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets.  This new Handbook Section replaces CICA Handbook Section 3062, Goodwill and Other Intangible Assets, and CICA Handbook Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  The adoption of this new standard had no impact on the consolidated financial statements.

Unadopted New Accounting Pronouncements

Business Combinations
In October of 2008, the CICA issued Handbook Section 1582, Business Combinations, concurrently with Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-controlling Interests.  Section 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  Section 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  Section 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company will consider the impact of the new standards on its consolidated financial statements if the Company has a business combination.

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS  (Unaudited)
For the Three Month Periods Ended March 31, 2009 and 2008
(in Canadian dollars)

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company’s first IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010.  Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The Company has assembled an IFRS transition team and is committed to the development of its IFRS changeover plan during the coming year.  The Company is evaluating accounting policy differences between Canadian GAAP and IFRS based on management’s current understanding of these standards.  However, the financial reporting impact of the transition to IFRS has not yet been determined.

2.	GOING CONCERN

While the accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, certain adverse conditions and events cast substantial doubt upon the validity of this assumption.  Financial statements are required to be prepared on a going concern basis unless management either intends to liquidate the Company or cease trading or has no realistic alternative but to do so within the foreseeable future.  The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operations.  The Company has not yet realized profitable operations and has relied on non-operational sources of financing to fund operations.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2008.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

These unaudited interim consolidated financial statements do not include adjustments or disclosures that may result from the Company’s inability to continue as a going concern.  If the going concern assumption were not appropriate for these unaudited interim consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported net losses and the balance sheet classifications used.

The continued existence beyond March 31, 2009 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties, and to raise additional financing.

3.	TRANSACTIONS WITH RELATED PARTIES

During the quarter ended March 31, 2009, the Company paid $nil (March 31, 2008 - $7,000) in interest relating to the secured subordinated notes to related parties.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS  (Unaudited)
For the Three Month Periods Ended March 31, 2009 and 2008
(in Canadian dollars)

4.	NOTES PAYABLE

a)
The Series H secured subordinated notes with a principal balance of $170,000 matured on October 21, 2007.  The Company entered into an agreement with the debt holders in December 2007 to repay the accrued interest of $60,000 in cash in January 2008 and the principal of $170,000 over a two year term at an interest rate of 11 percent, in blended quarterly interest and principal payments of $24,000.  As of the date of refinancing, the total amount to be repaid was $230,000 ($145,000 representing current portion of notes payable including the accrued interest of $60,000, and $85,000 representing long term portion of notes payable).  The notes payable were issued to private investors including an amount totaling $20,000 issued to a director and officer of the Company.  The notes payable mature on December 31, 2009 and are secured as per the Series H security terms.

During the quarter ended March 31, 2009, the Company repaid $24,000 (March 31, 2008 - $59,000) and accrued interest in the amount of $3,000 (March 31, 2008 - $7,000).  The balance outstanding as at March 31, 2009 is $94,000.

b)
During the quarter ended March 31, 2008, the Company entered into an agreement with the remaining Series G debt holders to repay the accrued interest of $113,000 and the principal of $240,000 over a two year term at an interest rate of 12 percent in blended interest and principal quarterly payments of $40,000.  As of the date of refinancing, the total refinanced amount was $353,000 ($233,000 representing current portion of notes payable including the accrued interest of $113,000, and $120,000 representing long term portion of notes payable).  The notes payable mature on December 31, 2009 and are secured as per the Series G security terms.

During the quarter ended March 31, 2009, the Company repaid $60,000 (March 31, 2008 - $65,000) and accrued interest in the amount of $5,000 (March 31, 2008 - $8,000).  The balance outstanding as at March 31, 2009 is $160,000.

c)
During the quarter ended March 31, 2008, the Company entered into an agreement to assign $50,000 face value of the Series K secured subordinated notes held by a shareholder of the Company to a Canadian financial institution.  The Company agreed to repay the accrued interest and related costs of $30,000 and the principal of $50,000 over a two year term at an interest rate of 11 percent in blended interest and principal quarterly payments of $11,000.  The total refinanced amount was $80,000 ($52,000 representing current portion of notes payable and $28,000 representing long term portion of notes payable).  The notes payable were to mature on December 31, 2009 and were secured as per the Series K security terms.

Upon the initial issuance of the Series K secured subordinated notes, the Company separated the liability and equity components.  For the $50,000 face value, the resulting pro rata fair values of the liability component of the notes and the conversion features of the shares were $27,000 and $23,000, respectively.  The liability component was to be accreted to $50,000 over the term of the Series K notes through the recording of non-cash interest expense until such date as which the underlying notes were converted into common shares.

As of the date of the assignment, the liability component had been accreted to $34,000.  As a result of the refinancing and the terms of the note payable, the Company recorded the following amounts during the quarter ended March 31, 2008: (1) the equity component of the Series K notes of $23,000 was transferred to contributed surplus; (2) the 29,000 common shares recorded in the amount of $4,000, which were issued in settlement of previously recorded interest expense of $4,000 on the $50,000 of Series K notes up to the period ended March 31, 2008 were cancelled and the amount was reclassified to the notes payable balance; (3) the 110,000 common shares recorded in the amount of $17,000, which were issued in settlement of the previously recorded interest expense of $17,000 on the Series G notes that were rolled into the $50,000 of Series K notes were cancelled and the amount was reclassified to the notes payable balance; and (4) a charge of $25,000 was recorded in general and administrative expenses in order to record the face amount of the note payable as of the date of refinancing.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS  (Unaudited)
For the Three Month Periods Ended March 31, 2009 and 2008
(in Canadian dollars)

During the quarter ended March 31, 2009, the Company repaid $53,000 (March 31, 2008 - $nil) and accrued interest in the amount of $1,000 (March 31, 2008 - $nil).  The balance outstanding as at March 31, 2009 is $nil.

5.	SECURED SUBORDINATED NOTES

a)
During the quarter ended March 31, 2009, $660,000 (face value) of the Series M notes (book value of $123,000) were converted into 13,200,000 equity units, represented by 13,200,000 common shares valued at $307,000 and 13,200,000 warrants valued at $240,000.  The remaining 360,000 warrant conversion features on the Series M notes, valued at $6,000, have expired as per the terms of the notes.

During the quarter ended March 31, 2009, $100,000 (face value) of the Series K notes (book value of $88,000) were converted into 834,000 common shares valued at $45,000.

During the quarter ended March 31, 2009, 1,500,000 warrant conversion features on the Series J notes, valued at $60,000, expired as per the terms of the notes.  Also, during the quarter ended March 31, 2009, $36,000 (face value) of the Series J notes (book value of $18,000) were converted into 242,000 common shares valued at $17,000.

During the quarter ended March 31, 2009, $20,000 (face value) of the Series I notes (book value of $10,000) were converted into 133,000 equity units, represented by 133,000 common shares valued at $6,000 and 133,000 warrants valued at $5,000.

b)	As at March 31, 2009, accrued liabilities include $228,000 (December 31, 2008 - $234,000) of unpaid interest payable relating to the secured subordinated notes.

c)	Accrued liabilities include accrued interest payable to related parties in connection with the secured subordinated notes is as follows:

March 31, 2009		December 31, 2008
	(in thousands)
Series I	$26	$28
Series J	16	22
Total	$42	$50

d)	Interest payments relating to the secured subordinated notes totaling $nil were made to related parties in the quarter ended March 31, 2009 (March 31, 2008 - $7,000).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS  (Unaudited)
For the Three Month Periods Ended March 31, 2009 and 2008
(in Canadian dollars)

e)	The following summarizes the face and fair values of the liability and the equity components of the secured subordinated notes.

	Three Months Ended March 31, 2009
Secured Subordinated Notes	Face Value	Carrying Value
	(in thousands)
Opening balance - January 1, 2009	$3,638	$1,855
Accreted (non-cash) interest	-	136
Conversion of notes:
Series M (Note 5 (a))	(660)	(123)
Series K (Note 5 (a))	(100)	(88)
Series J (Note 5 (a))	(36)	(18)
Series I (Note 5 (a))	(20)	(10)
Closing balance - March 31, 2009	$2,822	$1,752

Current portion of notes - Series K	$1,210	$1,128
Long-term portion of notes - Series I, J, L, M and N	1,612	624
Closing balance - March 31, 2009	$2,822	$1,752

Conversion Features on Secured Subordinated Notes Including Conversion Feature of Attached Warrants	Three Months Ended March 31, 2009
	Common Shares Issuable	Carrying Value
	(in thousands)
Opening balance - January 1, 2009	67,537	$2,280
Conversion of notes:
Series M (Note 5 (a))	(26,400)	(547)
Series K (Note 5 (a))	(834)	(45)
Series J (Note 5 (a))	(242)	(17)
Series I (Note 5 (a))	(266)	(11)
Expiry of conversion features:
Series M (Note 5 (a))	(360)	(6)
Series J (Note 5 (a))	(1,500)	(60)
Closing balance - March 31, 2009	37,935	$1,594

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS  (Unaudited)
For the Three Month Periods Ended March 31, 2009 and 2008
(in Canadian dollars)

6.	SHARE CAPITAL

a)	Authorized

            Unlimited number of common shares
            Unlimited number of preference shares - issuable in series

b)	Outstanding Common Shares

	March 31, 2009
	Number	Amount
(in thousands of shares and dollars)
Opening balance - January 1, 2009	109,527	$104,676
Conversion of notes (Note 5 (a))	14,409	614
Payment of interest (Note 6 (c))	252	38
Warrants exercised (Note 8 (b))	13,200	1,560
Stock options exercised (Note 9 (a))	50	12
Closing balance - March 31, 2009	137,438	$106,900

c)	Payment of Interest

During the quarter ended March 31, 2009, accrued interest in the amount of $38,000 (March 31, 2008 - $38,000) relating to Series K was settled through the issuance of 252,000 (March 31, 2008 - 251,000 common shares based on an average fair value of $0.15 (March 31, 2008 - $0.15) per share.

7.	CONTRIBUTED SURPLUS

a)	The following table summarizes the transactions within contributed surplus.

March 31, 2009
(in thousands)
Opening balance - January 1, 2009	$2,161
Allocation of recorded value of expired warrants (Note 7 (b))	266
Allocation of recorded value of expired conversion features on secured subordinated notes (Note 7 (c))	66
Allocation of recorded value of expired stock options (Note 7 (d))	116
Closing balance - March 31, 2009	$2,609

b)	During the quarter ended March 31, 2009, recorded value of $266,000 (2008 - $nil) related to expired warrants was allocated from warrants to contributed surplus (See Note 8 (c)).

c)
During the quarter ended March 31, 2009, recorded value of $66,000 (2008 - $nil) related to expired conversion features on secured subordinated notes was allocated to contributed surplus (See Note 5 (a)).

d)	During the quarter ended March 31, 2009, recorded value of $116,000 (2008 - $nil) related to expired non-employees stock options was allocated from stock options to contributed surplus.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS  (Unaudited)
For the Three Month Periods Ended March 31, 2009 and 2008
(in Canadian dollars)

8.	WARRANTS

a)	The following table summarizes the transactions within warrants.

	March 31, 2009
	Number	Amount
	(in thousands of warrants and dollars)
Opening balance - January 1, 2009	10,783	$510
Conversion of debentures (Note 5 (a))	13,333	245
Warrants exercised (Note 8 (b))	(13,200)	(240)
Warrants expired (Note 8 (c))	(4,783)	(266)
Closing balance - March 31, 2009	6,133	$249

b)	Warrants Exercised

During the quarter ended March 31, 2009, the Company announced the conversion of the Series M secured subordinated notes and the exercising of the associated warrants.  Series M note holders have converted $660,000 out of a total of $678,000 debentures and exercised a total of 13,200,000 common share-purchase warrants out of a possible 13,560,000 warrants, for total proceeds of $1,320,000.  As per the terms of the debenture, the remaining warrant options have expired (Note 5 (a)).

As a result of this transaction, the Company issued 26,400,000 common shares, comprised of 13,200,000 common shares from the conversion of the Series M notes and 13,200,000 common shares from the exercising of the associated warrants for total proceeds $1,320,000.  Prior to the conversion, the warrants had a book value of $240,000.

c)	Warrants Expired

During 2006, the Company issued 3,533,000 common share-purchase warrants (book value of $140,000) with an exercise price of $0.20 and an expiry date of February 8, 2009 as a result of the conversion of the Series J notes.  These warrants expired unexercised on February 8, 2009 and were accordingly cancelled.

During 2005, the Company completed a transaction resulting in the issuance of 2,500,000 common shares at a price of $0.23 per share and 1,250,000 common share-purchase warrants (book value of $126,000) with an exercise price of $0.40 and an expiry date of February 23, 2009, for net proceeds of $570,000.  These warrants expired unexercised on February 23, 2009 and were accordingly cancelled.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS  (Unaudited)
For the Three Month Periods Ended March 31, 2009 and 2008
(in Canadian dollars)

9.	STOCK OPTIONS

a)
During the quarter ended March 31, 2009, total proceeds of $7,000 were realized from the exercise of 30,000 stock options (book value of $3,000) at an exercise of $0.15 and 20,000 options (book value of $2,000) at an exercise price of $0.12.

b)
As at March 31, 2009, 3,756,000 stock options were outstanding to employees and directors of which 3,436,000 were exercisable.  As at December 31, 2008, 3,446,000 stock options were outstanding to employees and directors, of which 3,046,000 were exercisable.

c)
On March 11, 2009, the Company granted 360,000 stock options to officers and directors of the Company.  The options have an exercise price of $0.20 and an expiry date of March 11, 2014.  The grant date fair value of $0.12 per option was valued using the Cox-Rubinstein binomial valuation model with the following assumptions: volatility of 76 percent, a risk free interest rate of two percent, a maturity of five years and a dividend yield of nil.  The options vested on the date of the grant.

d)
The Company records a compensation expense for stock options granted to employees and directors based on the fair value method of accounting.  For the three month periods ended March 31, 2009 and March 31, 2008, the employee stock option expense was $48,000 and $10,000, respectively.

10.	REVENUES

Revenues are comprised of the following:

	Three Months Ended March 31,
	2009	2008
	(in thousands)
Services	$54	$93
Hosting fees	79	55
Royalty fees	26	9
	$159	$157

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS  (Unaudited)
For the Three Month Periods Ended March 31, 2009 and 2008
(in Canadian dollars)

11.	INVESTMENT IN JOINTLY CONTROLLED COMPANY

The unaudited interim consolidated financial statements of the Company reflect the Company’s pro rata share of the joint venture’s assets, liabilities, and results of operations in accordance with the proportionate consolidation method of accounting.  The effect of proportionate consolidation of the joint venture on the Company’s unaudited interim consolidated financial statements is summarized as follows:

Consolidated Balance Sheets	March 31, 2009	December 31, 2008
	(in thousands)
Current assets	$11	$49
Current liabilities	(19)	(31)
Net investment	$(8)	$18

	Three Months Ended March 31,
Consolidated Statements of Operations	2009	2008
	(in thousands)
Operating revenue	$17	$18
Operating expenses	(47)	-
Net income (loss)	$(30)	$18

	Three Months Ended March 31,
Consolidated Statements of Cash Flows	2009	2008
	(in thousands)
Operating activities	$-	$(24)
Investing activities	-	-
Financing activities	-	-
Net cash outflow	$-	$(24)

Operating expenses for the quarter ended March 31, 2009 included a provision for doubtful accounts in the amount of $46,000 (March 31, 2008 - $nil).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS  (Unaudited)
For the Three Month Periods Ended March 31, 2009 and 2008
(in Canadian dollars)

12.	FINANCIAL RISK FACTORS

a)	Financial Risk Factors

Credit Risk
Credit risk arises from the potential that a customer will fail to meet its contractual obligations under a software licensing and related services agreement or an e-commerce enabling agreement.

The Company invests its cash and cash equivalents with counterparties that are high credit quality.  Given these high credit ratings, the Company does not expect any counterparties to fail to meet their obligations.

Three customers accounted for 56 percent, 16 percent and 14 percent, respectively (March 31, 2008 - two customers accounted for 48 percent and 14 percent, respectively) of total revenues for the quarter ended March 31, 2009.  As at March 31, 2009, two customers accounted for 53 percent and 36 percent, respectively (December 31, 2008 - three customers accounted for 66 percent, 13 percent and 12 percent, respectively) of total accounts receivable.

The following table summarizes the aging of accounts receivable as at the reporting date.

	March 31, 2009	December 31, 2008
	(in thousands)
Current	$100	$86
Past due (61-120 days)	74	35
Past due (> 120 days)	-	184
	$174	$305

The allowance for doubtful accounts recorded for the quarter ended March 31, 2009 was $58,000 (December 31, 2008 - $11,000).

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to meet its liabilities when due, see Going Concern (Note 2).  The Company manages its liquidity risk by continuously monitoring forecast and actual cash flows.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS  (Unaudited)
For the Three Month Periods Ended March 31, 2009 and 2008
(in Canadian dollars)

13.	SUPPLEMENTAL CASH FLOWS INFORMATION

The following table sets forth the changes in non-cash working capital items resulting from the inflow (outflow) of cash in the period.

	Three Months Ended March 31,
	2009	2008
	(in thousands)
Accounts receivable	$131	$22
Deposits and prepaid expenses	(4)	2
Accounts payable	(58)	77
Accrued liabilities	39	115
Deferred revenue	(11)	78
	$97	$294

The following table summarizes the non-cash financing activities of the Company.

	Three Months Ended March 31,
	2009	2008
	(in thousands)
Issuance of common shares in settlement of interest payments (Note 6 (c))	$38	$38
Issuance of notes payable in settlement of secured subordinated notes and related interest	$-	$80

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 12, 2009

OVERVIEW

Northcore Technologies Inc. (“Northcore” or the “Company”) provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.  Our integrated offerings are designed for organizations in the financial services, manufacturing, oil and gas, and government sectors to:

•	Streamline the sourcing and procurement of critical assets, while reducing purchasing costs;
•	Track the location of assets, ensuring improved asset utilization and redeployment of idle equipment;
•	Manage the inventory of materials more effectively, resulting in reduced purchasing costs, improved access to key supplies, and easier transfer of materials to where they are needed; and
•	Accelerate the sale of surplus assets while generating higher yields.

Northcore owns a 50 percent interest in GE Asset Manager, LLC (also referred to as “GE Asset Manager”), a joint business venture with GE Capital Corporation, through its business division GE Commercial Finance, Capital Solutions (“GE Commercial Finance”).  Together, the companies work with leading organizations around the world to help them gain more value from and more control over their assets.

Northcore’s shares trade on both the Toronto Stock Exchange (TSX: NTI) and the OTC Bulletin Board (OTCBB: NTLNF).

Additional information about Northcore can be obtained at www.northcore.com.

DEVELOPMENTS IN THE FIRST QUARTER OF 2009

Northcore realized a number of operating achievements in the period, notably:

•	Renewed a major application hosting contract with a key strategic partner with an expanded scope of services;
•	Deployed a new mobile inspection application for an industry leader in the material handling business;
•	Entered into a strategic partnership with Motorola following the success of the migration of Asset Tracker technology to an industrial use mobile platform;
•	Deployed enhancements to two major Asset Tracker implementations under client engagement; and
•	In addition to the conversion of $816,000 secured subordinated notes into equity, the Company raised $1,320,000 of new equity through the exercise of the associated warrants.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 12, 2009

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Statements contained in this report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These risks include, among others, statements about expectations of future revenues, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause our results to differ materially from expectations.

These risks include:

•	The timing of our future capital needs and our ability to raise additional capital when needed;
•	Our ability to repay our debt to lenders;
•	Increasingly longer sales cycles;
•	Potential fluctuations in our financial results and our difficulties in forecasting;
•	Volatility of the stock markets and fluctuations in the market price of our stock;
•	The ability to buy and sell our shares on the Over the Counter Bulletin Board;
•	Our ability to compete with other companies in our industry;
•	Our dependence upon a limited number of customers;
•	Our ability to retain and attract key personnel;
•	Risk of significant delays in product development;
•	Failure to timely develop or license new technologies;
•	Risks relating to any requirement to correct or delay the release of products due to software bugs or errors;
•	Risk of system failure or interruption;
•	Risks associated with any further dramatic expansions and retractions in the future;
•	Risks associated with international operations;
•	Problems which may arise in connection with the acquisition or integration of new businesses, products, services, technologies or other strategic relationships;
•	Risks associated with protecting our intellectual property, and potentially infringing the intellectual property rights of others;
•	Fluctuations in currency exchanges;
•	Risks to holders of our common shares following any issuance of our preferred shares; and
•	The ability to enforce legal claims against us or our officers or directors.

Other such risks as we may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, and Management Information Circular, may also cause our results to differ materially from expectations.

We encourage you to carefully review these risks, as outlined below, to evaluate your existing or potential investment in our securities.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 12, 2009

RESULTS OF OPERATIONS

Comparison of the Quarters Ended March 31, 2009 and March 31, 2008

This section compares the unaudited consolidated financial results for the three month periods ending March 31, 2009 and March 31, 2008 and analyzes significant changes in the consolidated statements of operations and comprehensive income and consolidated statements of cash flows.

Overview:  Our loss for the first quarter of 2009 was $759,000, or $0.01 per share, compared to loss of $692,000, or $0.01 per share, for the same quarter of 2008.  The increase in loss of $67,000 or 10 percent was mainly due to the increase in interest expense as a result of additional subordinated notes issued during 2008.

Revenues:  Revenues are comprised of services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting and royalty fees.

Revenues increased slightly by $2,000 or one percent to $159,000 for the quarter ended March 31, 2009 from $157,000 for the quarter ended March 31, 2008.  The increase in revenues was attributed to the increase in royalty fees and in application hosting as a result of additional applications hosted during the period, partially offset by the decrease in services revenue.

General and Administrative:  General and administrative expenses include, primarily: all salaries and related expenses (including benefits and payroll taxes) other than technology staff compensation (which is included in customer service and technology expenses), and sales and marketing staff compensation (which is included in sales and marketing expenses), occupancy costs, bad debt expense, foreign exchange gains or losses, professional fees, insurance, investor relations, regulatory filing fees, and travel and related costs.

General and administrative expenses for the quarter ended March 31, 2009 amounted to $440,000, consistent with $443,000 recorded for the quarter ended March 31, 2008.  Savings in the areas of financing and debt restructuring charges, investor relations and travel costs were offset by the increase in bad debt expense during the quarter.

Customer Service and Technology:  Customer service and technology costs include all salaries and related expenses associated with the provision of implementation, consulting, application hosting, support and training services.  These costs amounted to $174,000 for the quarter ended March 31, 2009, consistent with $178,000 for the same quarter of 2008.

Sales and Marketing: Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs.  For the quarter ended March 31, 2009, sales and marketing costs amounted to $17,000, compared with $62,000 for the quarter ended March 31, 2008, a decrease of $45,000 or 73 percent.  The decrease was due to a reduction in staffing levels during the period.

Employee Stock Options: For the quarter ended March 31, 2009, employee stock option expense amounted to $48,000, an increase of $38,000 over the $10,000 recorded during the same period of 2008.  The increase was due to the vesting expense associated with the granting of stock options during the first quarter of 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 12, 2009

Depreciation: Depreciation expense was $8,000 for the quarter ended March 31, 2009, consistent with $9,000 for the quarter ended March 31, 2008.

Interest Expense:  Interest expense increased by $84,000 or 57 percent to $231,000 for the quarter ended March 31, 2009, compared to $147,000 for the same quarter of 2008.  The increase in interest expense was due to the issuances of the Series L, M and N secured subordinated notes during 2008.  The interest expense for 2009 included a cash interest expense of $95,000 and a non-cash interest expense of $136,000 related to the Series I, J, K, L, M and N secured subordinated notes.  The interest expense for 2008 included a cash interest expense of $68,000 and a non-cash interest expense of $79,000 related to the Series I, J and K secured subordinated notes.

Cash Flows from Operating Activities:  Operating activities resulted in cash outflows of $470,000 for the first quarter of 2009, as compared to $300,000 for the first quarter of 2008.  The decline in operating cash flows was primarily a result of the decrease in cash flows from non-cash operating working capital as detailed in Note 13.

Cash Flows from Investing Activities:  Investing activities resulted in cash outflows of $4,000 for the first quarter of 2009, compared to $nil for the same quarter of 2008.  Cash outflows from investing activities were the result of acquisition of new capital assets during the quarter.

Cash Flows from Financing Activities: Financing activities generated cash inflows of $1,190,000 during the first quarter of 2009, as compared to $401,000 for the first quarter of 2008.   Cash inflows during 2009 were the result of $1,320,000 realized from the exercise of the Series M warrants and $7,000 realized from the exercise of employee stock options, partially offset by repayment of notes payable in the amount of $137,000.  Cash inflows from 2008 were due to the issuance of the Series L notes for $525,000, partially offset by the repayment of notes payable of $124,000.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 12, 2009

SUMMARY OF QUARTERLY RESULTS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent quarters that, in management’s opinion, consist of normal recurring adjustments, necessary for a fair presentation of the information presented. These operating results are not necessarily indicative of results for any future period and should not be relied on to predict future performance.

Quarter ended	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	Jun 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007	Jun 30, 2007
	(in thousands of Canadian dollars, except per share amounts)
Revenues	$159	$177	$200	$207	$157	$309	$250	$285
Operating expenses:
General and administrative	440	305	339	398	443	413	395	448
Customer service and technology	174	171	165	175	178	207	205	178
Sales and marketing	17	16	18	21	62	61	66	78
Employee stock options	48	15	9	9	10	16	66	6
Depreciation	8	7	8	9	9	10	10	10
Total operating expenses	687	514	539	612	702	707	742	720
Loss from operations before the under-noted	(528)	(337)	(339)	(405)	(545)	(398)	(492)	(435)
Interest expense:
Cash interest expense	95	94	93	80	68	68	72	67
Accretion of secured subordinated notes	136	121	104	90	79	70	72	88
	231	215	197	170	147	138	144	155
Loss and comprehensive loss for the period	$(759)	$(552)	$(536)	$(575)	$(692)	$(536)	$(636)	$(590)
Loss per share - basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)	$(0.01)

RELATED PARTY TRANSACTIONS

During the quarter ended March 31, 2009, the Company paid $nil (March 31, 2008 - $7,000) in interest relating to the secured subordinated notes to related parties.

LIQUIDITY AND CAPITAL RESOURCES

The Company has been funded to date primarily through a series of private placements of equity and convertible debentures, option and warrant exercises, sales of equity to and investments from strategic partners and gains from investments.  Since inception, the Company has received aggregate net proceeds of $94.8 million from debt and equity financing and has realized $26.4 million in gains on investment disposals. The Company has not earned profits to date and, at March 31, 2009, has an accumulated deficit of $114.4 million.  The Company expects to incur losses further into 2009 and there can be no assurance that it will ever achieve profitability.  Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company’s control.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 12, 2009

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company has historically relied on non-operational sources of financing to fund its operations.  The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan and to successfully repay or refinance obligations as they come due.  Management believes that it has the ability to raise additional financing.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.

Current assets of $1,382,000 were exceeded by current liabilities (excluding deferred revenue) of $2,264,000 at the end of the first quarter of 2009 by $882,000.  Current assets of $793,000 were exceeded by current liabilities (excluding deferred revenue) of $2,455,000 by $1,662,000 at the end of the fourth quarter of 2008.  Deferred revenue has been excluded from current liabilities as it is expected to be settled by resources other than cash.

Cash increased by $716,000 to $1,176,000 as at March 31, 2009 from $460,000 as at December 31, 2008.  This increase in cash was the result of the activities described in the Results From Operations section above.

CONTRACTUAL OBLIGATIONS

As at March 31, 2009, the Company's contractual obligations, including payments due by periods over the next five fiscal years, are as follows:

(in thousands of Canadian dollars)	Total	Remainder of 2009	2010	2011	2012	2013 and thereafter

Operating leases	$89	$89	$-	$-	$-	$-
License agreements	312	36	48	48	60	120
Notes payable	254	254	-	-	-	-
Secured subordinated notes - principal repayment	2,822	1,210	280	789	-	543
Secured subordinated notes - interest payment	672	127	236	143	-	166
	$4,149	$1,716	$564	$980	$60	$829

GOING CONCERN

The Company has incurred negative annual cash flows from operations since inception and expects to continue to expend substantial funds to continue to develop technology, build an infrastructure to support business development efforts and expand other areas of business including the acquisition of, or strategic investments in, complementary products, businesses or technologies.  The Company’s ability to continue as a going concern will be dependent on management’s ability to successfully execute its business plan including a substantial increase in revenue as well as maintaining operating expenses at or near the same level as 2008.  The Company cannot provide assurance that it will be able to execute on its business plan or assure that efforts to raise additional financings would be successful.
The accompanying unaudited interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern.  If the going concern assumption were not appropriate, adjustments would be necessary in the carrying value of assets and liabilities, the reported net losses and the balance sheet classification used.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 12, 2009

The continued existence beyond March 31, 2009 is dependent on the Company’s ability to increase revenue from existing products and services, and to expand the scope of its product offering which entails a combination of internally developed software and business ventures with third parties and to raise additional financing.

CRITICAL ACCOUNTING ESTIMATES

The preparation of accompanying unaudited interim consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting years.  Estimates are used when determining items such as the allowance for doubtful accounts, the fair value assigned to the debt and equity components of the secured subordinated notes and the expected requirements for non-operational funding.  Actual results could differ from those estimates.

CRITICAL ACCOUNTING POLICIES

We periodically review our financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures.  We have determined that the critical accounting policies related to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 3 to our audited annual consolidated financial statements for the year ended December 31, 2008.

ADOPTIONS OF NEW ACCOUNTING POLICIES

Goodwill and Intangible Assets
Effective January 1, 2009, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064, Goodwill and Intangible Assets.  This new Handbook Section replaces CICA Handbook Section 3062, Goodwill and Other Intangible Assets, and CICA Handbook Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.  The adoption of this new standard had no impact on the consolidated financial statements.

UNADOPTED NEW ACCOUNTING PRONOUNCEMENTS

Business Combinations
In October of 2008, the CICA issued Handbook Section 1582, Business Combinations, concurrently with Handbook Section 1601, Consolidated Financial Statements, and Handbook Section 1602, Non-controlling Interests. Section 1582, which replaces CICA Handbook Section 1581, Business Combinations, establishes standards for the measurement of a business combination and the recognition and measurement of assets acquired and liabilities assumed.  Section 1601, which replaces CICA Handbook Section 1600, carries forward the existing Canadian guidance on aspects of the preparation of consolidated financial statements subsequent to acquisition other than non-controlling interests.  Section 1602 establishes guidance for the treatment of non-controlling interests subsequent to acquisition through a business combination.  These new standards are effective for the Company’s interim and annual consolidated financial statements commencing on January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year.  The Company will consider the impact of the new standards on its consolidated financial statements if the Company has a business valuation.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 12, 2009

International Financial Reporting Standards (“IFRS”)
In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company’s first IFRS financial statements will be for the year ending December 31, 2011 and will include the comparative period for 2010.  Starting in the first quarter of 2011, the Company will provide unaudited consolidated financial information in accordance with IFRS including comparative figures for 2010.

The Company has assembled an IFRS transition team and is committed to the development of its IFRS changeover plan during the coming year.  The Company is evaluating accounting policy differences between Canadian GAAP and IFRS based on management’s current understanding of these standards.  However, the financial reporting impact of the transition to IFRS has not yet been determined.

REVENUE RECOGNITION

The Company’s revenues are derived from services (application development activities, software implementation and license fees, training and consulting, product maintenance and customer support), application hosting and royalty fees.  Fees for services are billed separately from licenses of the Company’s products.  The Company recognizes revenue in accordance with Canadian GAAP, which in the Company’s circumstances, are not materially different from the amounts that would be determined under provisions of the American Institute of Certified Public Accountants Statements of Position (“SOP”) No. 97-2, “Software Revenue Recognition”, and as amended by Statement of Position 98-9, “Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions”. The Company also considers the provisions of CICA Emerging Issues Committee (“EIC”) 141, which is analogous to Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition in Financial Statements”, and CICA EIC 142, which is analogous to the Emerging Issues Task Force consensus EITF 00-21, “Accounting for Revenue Arrangements with Multiple Elements,” in determining the appropriate revenue recognition methodology.

Hosting Fees
The Company earns revenue from the hosting of customer websites and applications.  Under our existing hosting contracts, we charge customers a recurring periodic flat fee.  The fees are recognized as the hosting services are provided.

Application Development Fees
Typically, development of applications for our customers is provided based on a predetermined fixed hourly rate basis.  Revenue is recognized as time is incurred throughout the development process.

MANAGEMENT’S DISCUSSION AND ANALYSIS
Dated: May 12, 2009

Software License Revenue
The Company recognizes software license revenue in accordance with the terms of the license agreement and when the following criteria as set out in SOP No. 97-2 are met:

•      Persuasive evidence of an arrangement exists;
•      Delivery has occurred;
•      Fee is fixed or determinable; and
•      Collectibility is probable.

Software license revenue consists of fixed license fee agreements involving perpetual licenses.

Software license agreements may be part of multiple element arrangements that include consulting and implementation services.  When these services are considered essential to the functionality of the license, the associated revenue is recognized on the basis of the percentage of completion method as specified by contract accounting principles.  When these services are not considered essential to the functionality of the license, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element.  The amount allocated to license revenues is based on the price charged by the Company when the same element is sold in similar quantities to a customer of a similar size and nature.  If this amount is not determinable, the residual software license revenue is the amount of the total arrangement fee less the fair value of any undelivered elements.  VSOE used in determining fair value for installation, implementation and training is based on the standard daily rates for the type of service being provided multiplied by the estimated time to complete each task.  VSOE used in determining the fair value of maintenance and support is based on the annual renewal rates.  The revenue allocable to the software license is recognized when the revenue recognition criteria are met.  The revenue allocable to the consulting services is recognized as the services are performed

Implementation, Training and Consulting Service Fees
The Company receives revenue from implementation of its product offerings, consulting services and training services. Customers are charged a fee based on time and expenses. Revenue from implementation, consulting services and training fees is recognized as the services are performed or deferred until contractually defined milestones are achieved or until customer acceptance has occurred, as the case may be, for such contracts.

Product Maintenance and Customer Support Fees
The Company receives revenue from maintaining its products and the provision of on-going support services to customers. The maintenance and support fees are typically equal to a specified percentage of the customers’ license fee. If associated with the fixed fee license model, the maintenance revenues received are recorded as deferred revenue and recognized on a straight-line basis over the contract period.
Services revenue from maintenance and support is recognized when the services are performed.  Maintenance and support revenues paid in advance are non-refundable and are recognized on a straight-line basis over the term of the agreement, which typically is 12 months.

CORPORATE DIRECTORY

DIRECTORS

T. Christopher Bulger (1), (2), (3)
Chairman of the Board

Duncan Copeland
Chief Executive Officer

Jim Moskos
Chief Operating Officer

Rick Robertson (1), (2)
Associate Professor of Business
Richard Ivey School of Business,
The University of Western Ontario

OFFICERS

Duncan Copeland
Chief Executive Officer

Jim Moskos
Chief Operating Officer

(1) Member of the Audit Committee
(2) Member of the Management Resources and Compensation Committee
(3) Member of the Corporate Governance Committee

CORPORATE OFFICE Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, Ontario M9B 6C7 1 888 287 7467 AUDITORS KPMG LLP Toronto, Ontario, Canada
SHARES OUTSTANDING

Issued: 137,437,541
March 31, 2009

REGISTRAR & TRANSFER AGENT

Equity Transfer and Trust Company
200 University Avenue, Suite 400
Toronto, ON M5H 4H1
1-866-393-4891

STOCK EXCHANGE LISTINGS

Toronto Stock Exchange
    Symbol: NTI
OTC Bulletin Board
 Symbol: NTLNF

ADDITIONAL SHAREHOLDER INFORMATION

Website:
www.northcore.com

Email:
investor-relations@northcore.com

© 2009 Northcore Technologies Inc.